Table of Contents

Companhia Paranaense de Energia - COPEL
Exhibit 8.1

Companhia Paranaense de Energia - COPEL - Subsidiaries as of December 31, 2005

	Subsidiary	Jursidiction of Incorporation	Names under which Business is
Conducted

1	COPEL Geracao S.A.	Brazil	Copel Geracao
2	COPEL Transmissao S.A.	Brazil	Copel Transmissao
3	COPEL Distribuicao S.A.	Brazil	Copel Distribuicao
4	COPEL Telecomunicacoes S.A.	Brazil	Copel Telecomunicacoes
5	COPEL Participacoes S.A.	Brazil	COPEL Participacoes
6	Companhia Paranaense de Gas - COMPAGAS	Brazil	COMPAGAS
7	Centrais Eletricas do Rio Jordao S.A. - ELEJOR	Brazil	ELEJOR